

September 17, 2010

Cameron R. Nelson
Vice President, Finance and Chief Financial Officer
QLT Inc.
101-887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5

     Re: **QLT Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Definitive Proxy on Schedule 14A
             Form 10-Q for the Quarterly Period Ended June 30, 2010
             File No. 000-17082

Dear Mr. Nelson:

We have reviewed your August 26, 2010 response to our August 5, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Results of Operations
Research and Development, pages 53-54

1. Refer to your response to prior comment two. Please revise to disclose the costs incurred to date.

Definitive Proxy on Schedule 14A

2. We note your response to our prior comment four and acknowledge that you disclosed in your proxy statement your conclusion that your compensation practices are not reasonably likely to have a material adverse effect on your company. Please tell us the substantive basis for your conclusion as disclosed in the proxy statement and the process you undertook to reach that conclusion.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comment one. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674, or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant